SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

NOVOGEN LIMITED

(Name of Issuer)

Sponsored ADR (each convertible into 5 Ordinary Shares)

(Title of Class of Securities)

67010F103

(CUSIP Number)

David J. Harris, Esq., 1775 I Street, N.W. Washington, D.C. 20006 (202) 261-3385

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO and WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,400 Sponsored ADRs (representing 192,000 ordinary shares)
	8	SHARED VOTING POWER 2,677,845 Sponsored ADRs (representing 13,389,225 ordinary shares)
	9	SOLE DISPOSITIVE POWER 38,400 Sponsored ADRs (representing 192,000 ordinary shares)
	10	SHARED DISPOSITIVE POWER 2,677,845 Sponsored ADRs (representing 13,389,225 ordinary shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,716,245 Sponsored ADRs (representing 13,581,225 ordinary shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.95%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO and WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,677,845 Sponsored ADRs (representing 13,389,225 ordinary shares)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,677,845 Sponsored ADRs (representing 13,389,225 ordinary shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,677,845 Sponsored ADRs (representing 13,389,225 ordinary shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.76%
14	TYPE OF REPORTING PERSON HC

ITEM 1.	Security and Issuer.

     This Amendment No. 7 to the Statement on Schedule 13D heretofore filed on November 18, 2004 is filed with respect to sponsored ADRs ("Sponsored ADRs"), each convertible into 5 ordinary shares ("Ordinary Shares") of Novogen Limited (the "Company"). The address of the Company is 140 Wicks Road, North Ryde, New South Wales 2113 C3 2113, 01161298780088. The Statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company whose principal place of business is 4673 Christopher Place, Dallas, Texas 75204 (collectively, the "Reporting Persons") to reflect the following amendments to Item 3 and Item 5.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended to include the following:

     The total consideration (exclusive of brokers' commissions) for all Ordinary Shares subject to this Amendment No. 7 is $1,679,000. The Ordinary Shares herein reported as being beneficially owned by the Reporting Persons were acquired in the following manner:

     Austin is the sole managing Member of ECH. Acting on behalf of ECH, Austin purchased on July 10, 2007 a total of 200,000 Sponsored ADRs (representing 1,000,000 Ordinary Shares) in an open market transaction for aggregate consideration (exclusive of brokers' commissions) of $1,679,000. The purchase was made through a brokerage firm, and the primary source of the funding for this purchase was available funds of ECH and margin obtained under standard terms and conditions margin agreements.

All dollar amounts are in United States dollars.

Item 5.	Interest in Securities of the Issuer.

(a)

     Austin is the beneficial owner of 2,716,245 Sponsored ADRs (representing 13,581,225 Ordinary Shares, which is 13.95% based on the 97,294,054 Ordinary Shares outstanding as reported in the Company's Form 20-F, filed on November 29, 2006) as Trustee for certain family trusts and as sole Managing Member of ECH. ECH is the beneficial owner of 2,677,845 Sponsored ADRs (representing 13,389,225 Ordinary Shares, which is 13.76% based on the 97,294,054 Ordinary Shares outstanding as reported in the Company's Form 20-F, filed on November 29, 2006).

(b)

     Austin has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 38,400 Sponsored ADRs (representing 192,000 ordinary shares). As the sole Managing Member of ECH, Austin shares with ECH the power to vote or to direct the vote or to dispose or to direct the disposition of the 2,677,845 Sponsored ADRs (representing 13,389,225 ordinary shares) held by ECH.

(c)

     Since June 29, 2007, ECH purchased an aggregate of 200,000 Sponsored ADRs (representing 1,000,000 Ordinary Shares) in a broker's transaction in the open market on July 10, 2007. The price, excluding brokerage fees, was $8.395 per Sponsored ADR.

(d)	No person other than the Reporting Persons, has any right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)	Not applicable.

                                                                                                   Signature

    After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true,

complete and correct.

Date: July 20, 2007	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH